Exhibit 3.1

Articles of Amendment

1.	The name of the corporation is: EQT Corporation
2.	The name of its commercial registered office provider and the county of venue is: c/o: CT Corporation System, Allegheny County
3.	The statute by or under which it was incorporated: Pennsylvania Business Corporation Law of 1988
4.	The date of its incorporation: 06/10/2008
5.	The amendment shall be effective on: 05/01/2020
6.	The amendment was adopted by the shareholders or members pursuant to 15 Pa.C.S. § 1914(a) and (b) or § 5914(a).
7.	The amendment adopted by the corporation is set forth in full in Exhibit A attached hereto and made a part hereof.

IN TESTIMONY WHEREOF, the undersigned corporation has caused these Articles of Amendment to be signed by a duly authorized officer thereof this 1st day of May, 2020.

EQT CORPORATION

By:	/s/ William E. Jordan
Name: William E. Jordan
Title: Executive Vice President and General Counsel

Exhibit A

to the

Articles of Amendment of

EQT Corporation

The amendment adopted by EQT Corporation is set out in full as follows:

The Articles of Incorporation are hereby amended by renumbering the current Division B, Subdivision 2.5 as Division B, Subdivision 2.6 and adding a new Division B, Subdivision 2.5 that reads in its entirety as follows:

“Special Meetings. Any holder(s) of at least twenty-five percent (25%) of the outstanding shares of the Company’s Voting Stock shall have the right to call a special meeting of the shareholders. Notice of any such special meeting shall be given in accordance with the procedures set forth in the By-Laws.”

The Articles of Incorporation are hereby amended by deleting the current Division B, Subdivision 2.3 and adding a new Division B, Subdivision 2.3 that reads in its entirety as follows:

“Amendments to By-Laws. The Board of Directors may make, amend and repeal the By-Laws with respect to those matters which are not, by statute, reserved exclusively to the shareholders, subject always to the power of the shareholders to change such action as provided herein. No By-Law may be made, amended or repealed by the shareholders unless such action is approved by the vote specified by applicable law for valid shareholder action.”

The Articles of Incorporation are hereby amended by deleting the current Division B, Subdivision 2.4 and adding a new Division B, Subdivision 2.4 that reads in its entirety as follows:

“Amendments to Articles. Subject to the voting rights given to any particular series of the Preferred Stock by the Board of Directors pursuant to Subdivision 1.1 of Division A hereof, and except as may be specifically provided to the contrary in any other provision in the Articles with respect to amendment or repeal of such provision, including Subdivision 4.3(d), the vote specified by applicable law for valid shareholder action shall be required to amend the Articles of the Company or repeal any provision thereof.”

The Articles of Incorporation are hereby amended by deleting the current Division C, Subdivision 3.1(c) and adding a new Division C, Subdivision 3.1(c) that reads in its entirety as follows:

“Any director, any class of directors (if the Board of Directors is then classified) or the entire Board of Directors may be removed from office by shareholder vote at any time, without assigning any cause, but only if shareholders entitled to cast the vote specified by applicable law for valid shareholder action shall vote in favor of such removal.”

The Articles of Incorporation are hereby amended by deleting the current Division C, Subdivision 3.2 in its entirety and by renumbering the current Division C, Subdivision 3.3 as Division C, Subdivision 3.2.